

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Platinum Trust
205 Hudson Street – 7th floor
New York, NY 10013

      Re: GraniteShares Platinum Trust
           Registration Statement on Form S-1
           Filed January 11, 2021
           File No. 333-252016

Dear Mr. Rhind:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance